Exhibit 3.28

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RITTENHOUSE FINANCIAL SERVICES, INC.

Rittenhouse Financial Services, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Rittenhouse Financial Services, Inc. held on March 3, 2000, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation and declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended by changing paragraph Fourth so that, as amended, said paragraph shall read as follows:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is four million (4,000,000) shares, par value $.01 per share, of which two million eight hundred thousand (2,800,000) shares shall be designated as Class A Common Stock, par value $.01 per share (“Class A Stock”), and one million two hundred thousand (1,200,000) shares shall be designated as Class B Common Stock, par value $.01 per share (“Class B Stock,” and together with the Class A Stock, the “Common Stock”). Subject to provisions of law, the holders of the Class A Stock and Class B Stock shall be entitled to receive dividends at such times and in such amounts as may be determined by the Board of Directors separately with respect to each Class of Common Stock, and shall not be entitled to share in any dividends declared by the Board of Directors to be payable solely with respect to the other Class of Common Stock. The relative rights, privileges and limitations of the Class A Stock and Class B Stock, and the holders of a class of Common Stock shall be in all respects identical, share for share, except (i) as otherwise provided herein. (ii) that holders of the Class B Stock shall not be entitled to vote on any matters (except as otherwise required by Delaware law), and (iii) that the holders of the Class B Stock shall have no right to participate in the earnings and profits of the Corporation unless and until a specific dividend with respect to such Class B Stock has been declared, provided that this clause (iii) shall not affect the rights of the holders of Class B Stock to share equally with the holders of Class A Stock on a share for share basis in any distribution made upon the liquidation or dissolution of the Corporation. In the event of any dividend or distribution payable in Common Stock of the Corporation, including distributions pursuant to stock splits or divisions of stock, only shares of Class A Stock shall be distributed with respect to Class A Stock and only shares of Class

B Stock shall be distributed with respect to Class B Stock, in each case on an equal share-for-share basis as to all outstanding shares of each class of such Common Stock.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Rittenhouse Financial Services, Inc. has caused this certificate to be signed by its Senior Vice President this l0th day of March 2000.

By:	/s/ Alan G. Berkshire
Alan G. Berkshire
Senior Vice President